Exhibit 99.1

[For Immediate Release]	June 8, 2020

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9618)

JD.com Launches Hong Kong Initial Public Offering

Beijing, China—June 8, 2020—JD.com, Inc. (Nasdaq: JD) (the “Company” or “JD.com”), China’s leading technology driven e-commerce company transforming to become a leading supply chain-based technology and service provider, today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Offering”) of 133,000,000 new Class A ordinary shares (the “Offer Shares”) and listing of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) under the stock code “9618.HK”.

The Company’s American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (“Nasdaq”). Investors in the Offering will only be able to purchase Class A ordinary shares and will not be able to take delivery of ADSs. Upon listing in Hong Kong, the Class A ordinary shares listed on Hong Kong Stock Exchange will be fully fungible with the ADSs listed on Nasdaq.

The Offering initially comprises 6,650,000 new Offer Shares under the Hong Kong Public Offering and 126,350,000 new Offer Shares for the international offering (the “International Offering”), representing approximately 5% and 95% of the total number of Offer Shares in the Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the clawback mechanism as described in the prospectus issued by the Company in Hong Kong dated June 8, 2020, the total number of Class A ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 15,960,000, representing approximately 12% of the Offer Shares initially available under the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require us to issue up to an additional 19,950,000 new Class A ordinary shares in the International Offering, representing not more than 15% of the Offer Shares initially available under the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$236 per Class A ordinary share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set higher than the Maximum Offer Price. The Company will set the International Offer Price by June 11, 2020 Hong Kong time by taking into consideration, among other factors, the closing price of the ADSs on Nasdaq on the last trading day on or before June 11, 2020 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$236 per Class A ordinary share. Class A ordinary shares will be traded in board lots of 50 Class A ordinary shares.

The Company plans to use the net proceeds from the Offering to invest in key supply chain based technology initiatives to further enhance customer experience while improving operating efficiency. The supply chain based technologies can be applied to the Company’s key business operations including retail, logistics, and customer engagement.

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Fully Electronic Application Process for the Hong Kong Public Offering

The Company has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s users and stakeholders engage and interact with each other and the Company. As a company which has been highly committed to environmental, social and corporate responsibility matters since its founding, the Company believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The prospectus is available at the website of Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at http://ir.jd.com.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or through the CCASS EIPO service (directly or through their brokers or custodians). The Hong Kong Public Offering will commence at 9:00 a.m. on Monday, June 8, 2020 Hong Kong time and will close at 12:00 noon on Thursday, June 11, 2020 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any question about making applications in the Hong Kong Public Offering. The hotline number is +852 2862 8646 and will be open from 9:00 a.m. to 9:00 p.m. on Monday, June 8, 2020, Tuesday, June 9, 2020 and Wednesday, June 10, 2020, and from 9:00 a.m. to 12:00 noon on Thursday, June 11, 2020 Hong Kong time.

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BofA Securities, UBS Securities Hong Kong Limited and CLSA Capital Markets Limited are the joint sponsors for the proposed Offering. BofA Securities, UBS AG Hong Kong Branch and CLSA Limited are the joint representatives for the proposed Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated June 5, 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 5 2020, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated June 8, 2020.

About JD.com

JD.com is a leading technology driven e-commerce company transforming to become a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the proposed offering in this announcement contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

This press release is issued by Wonderful Sky Financial Group Ltd. on behalf of JD.com.

Contacts

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

Tel: +86 (10) 8912-6805

Email: IR@JD.com

Media

Tel: +86 (10) 8911-6155

Email: Press@JD.com

For further information, please contact:

Wonderful Sky Financial Group Company Ltd.

Judith Yu / Cici Chen

Tel: 3970 2122 / 3641 1331

Email: judithyu@wsfg.hk / cicichenc@wsfg.hk / po@wsfg.hk

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